ScanHash LLC
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash flows from operating activities:		
Net loss	$ (19,000)	$ (5,400)
Changes in operating assets and liabilities:		
	-	-
Net cash used in operating activities	(19,000)	(5,400)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Paid in capital	1,307	26,648
Net cash provided by financing activities	1,307	26,648
Net cash increase (decrease) for period	(17,693)	21,248
Cash at beginning of period	21,248	-
Cash at end of year	$ 3,555	$ 21,248
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -